EMERSON RADIO CORP.
                                  9 Entin Road
                                  P.O. Box 430
                       Parsippany, New Jersey  07054-0430
                                 (201) 854-5800




                                   January 29, 1996

                            PERSONAL AND CONFIDENTIAL

Via Telecopy (201) 825-8006

Mr. Marino Andriani
238 East Saddle River Road
Saddle River, New Jersey  07458

          Re:  Employment by Emerson Radio Corp. Subsidiary

Dear Marino:

      Geoff and I are very pleased about your desire to rejoin our team at Emerson Radio Corp. ("Emerson Radio"). You will join Emerson Radio, on or before February 19, 1996, as the President of a subsidiary of Emerson Radio Corp., Emerson Radio Consumer Products Corp., or a similarly-named Emerson Radio Corp. subsidiary. Your duties will involve sales and marketing of all Emerson Radio branded products, except for such products which Emerson Radio has licensed to others. In furtherance of such duties, you will have the authority to control and manage all sales and marketing personnel and activities of Emerson Radio branded products as indicated in the immediately preceding sentence, subject only to Emerson Radio corporate budget procedures and restrictions. You shall report only to the Chairman of the Board, Chief Executive Officer, and President of Emerson Radio.

       Emerson Radio, through the newly-formed subsidiary, initially will compensate you on the following basis: (i) an annual salary of $385,000; (ii) a bonus, if any, based on the standard bonus formula utilized for the senior executives of Emerson Radio; (iii) the standard automobile allowance for Emerson Radio executives of $700 per month; (iv) subject to Emerson Radio's standard corporate policies, the standard benefits and insurance made available to executives of Emerson Radio; (v) four-weeks paid vacation per annum; and (vi) the grant of options to purchase 75,000 shares of Emerson Radio Corp. Common Stock at fair market value on the date of grant, with the standard three-year vesting schedule, under and in accordance with the Emerson Radio Corp. Stock Compensation Program.

      Your employment as described in this letter is solely on an "at will" basis, not subject to a specific employment agreement, and subject to standard Emerson Radio corporate policies. However, if Emerson Radio terminates your employment other than for Cause, you will be entitled to receive, as liquidated damages and in lieu of any other damages you might otherwise be able to claim, an amount to one-year's base salary as set forth above, payable over such one-year period in accordance with standard Emerson Radio salary payment practices. If terminated for Cause, you will not be entitled to any further compensation or benefits (except as required by law) from Emerson Radio, but will remain subject to Emerson Radio's Confidentiality and Non-Solicitation Policies.

      Again, I want to stress how pleased Geoff and I are about your rejoining Emerson Radio. Please indicate your understanding and acceptance of these employment conditions by signing the space provided below and returning a signed copy of this letter to my attention.

                              Very truly yours,

                              Emerson Radio Corp.

                              /s/ Eugene I. Davis

                              Eugene I. Davis
                              President
AGREED, UNDERSTOOD,
AND ACCEPTED



By:       /s/ Marino Andriani
         Marino Andriani

Date:                      1/29/95



cc:  Geoffrey P. Jurick